Item 2: <u>Affiliates Trading Activities on the ATS</u>

a. Are Affiliates of the Broker-Dealer Operator permitted to enter or direct the entry of orders and trading interest into the NMS Stock ATS?	◉ Yes ○ No
If yes, name and describe each type of Affiliate that enters or directs the entry of orders and trading interest into the ATS (<u>e.g.,</u> broker-dealer, NMS Stock ATS, investment company, hedge fund, market maker, principal trading firm), and, for each Affiliate, provide the applicable MPID and list the capacity of its orders and trading interest (e.g., principal, agency, riskless principal).	The following Affiliates are subscribers of the ATS (parentheticals following each name lists the Affiliate' MPID(s), capacity and description): (i) Fidelity Clearing Canada ULC (FIDT & FCCU, Agency, Canadian entity engaged in broker-dealer activities); (ii) FMR Co., Inc (N/A, Agency, Investment advisor registered with the SEC); and (iii) Fidelity Management and Research Company (N/A, Agency, Investment advisor registered with the SEC). Affiliate orders routed to the ATS via Fidelity Capital Markets would reflect an MPID of NFSC. The following Affiliates may access the ATS indirectly by routing trading interest through other ATS subscribers, including the Affiliate-subscribers listed above (parentheticals following each name lists the Affiliate' MPID(s), capacity and description): (i) ~~Kezar~~ <u>Level</u> Markets LLC (Agency & Principal, Broker-dealer registered with the SEC); (ii) Impresa Management (Agency, Investment advisor registered with the SEC); (iii) Fidelity Personal Trust Company (Agency, Domestic trust company); (iv) Fidelity Management & Research (Japan) Limited (Agency, Investment advisor registered with the SEC); (v) Fidelity Management & Research (Hong Kong) Limited (Agency, Investment advisor registered with the SEC); (vi) Fidelity (Canada) Asset Management ULC (Agency, Canadian entity engaged in investment advisory activities); (vii) Fidelity Institutional Asset Management Trust Company (Agency, Domestic trust company); (viii) FIAM LLC (Agency, Investment advisor registered with the SEC); (ix) Ballyrock Investment Advisors LLC (Agency, Investment advisor registered with the SEC); (x) Fidelity Global Brokerage Group, Inc. (Domestic entity engaged in securities activities); (xi) Fidelity Investments Canada, ULC (Agency, Canadian entity engaged in investment advisory activities.); (xii) Fidelity Management Trust Company (Agency, Domestic Trust Company);(xiii) Fidelity Distributors Corporation (Agency, Investment advisor registered with the SEC); (xiv) FMR Investment Management (UK) Limited (Agency, Investment advisor registered with the SEC); (xv) Strategic Advisers LLC (Agency, Investment advisor registered with the SEC); (xvi) Fidelity Investments Institutional Services Company, Inc. (Agency, Investment advisor registered with the

SEC); (xvii) Fidelity Institutional Wealth Adviser LLC (Agency, Investment advisor registered with the SEC); (xviii) Fidelity Brokerage Services LLC (FIBS, Agency, Broker-dealer registered with the SEC); and (xix) Digital Brokerage Services LLC (DIBS, Agency, Broker-dealer registered with the SEC); (xx) Green Pier Fintech LLC, (PIER) (Agency, Broker-Dealer registered with the SEC); (xxi) Fidelity Diversifying Solutions LLC (Agency, Investment Advisor registered with the SEC); (xxii) Fidelity Venture Capital Fund I GP LLC (Agency, Domestic General Partner of Venture Capital Funds), (xxiii) F-Prime HiLabs LLC (Agency, Venture Capital Fund). Affiliate orders routed to the ATS via another Subscriber would reflect the MPID of that Subscriber.